Fax

3 London Wall Buildings
London Wall
London EC2M 5SY
Tel +44 (0)20 7638 9571
Fax +44 (0)20 7628 3444

RECEIVED
2006 SEP 20 A 10:22
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Citigate
Dewe Rogerson

To	Paul Dudek Chief Officer of International Corporate Finance International Corporate Finance Division
Company	SEC Headquarters
Fax	001 202 772 9207
From	Lucie Holloway
Return fax	+44 20 7282 8040
Reference	**Erste Bank, Commission file no. 82-5066** "Rule 12g3-2 promulgated under the Securities Exchange Act 1934, paragraph (b)(1)(i)"
Date	20/09/06
No. of pages including this one	2

06016992

SUPPL

Please find attached a press release from Erste Bank

Kind regards,

Lucie Holloway
Citigate Dewe Rogerson

PROCESSED
SEP 25 2006
THOMSON
FINANCIAL

E

dlw 9/20

INVESTOR INFORMATION

Vienna, 20 September 2006

Challenge of BCR Privatisation Law in the Romanian Constitutional Court delays Completion of Banca Comerciala Romana (BCR) Transaction

At its regular meeting today, the Government of Romania is expected to take a decision to extend the deadline for the completion of the privatisation of Banca Comerciala Romana ("BCR") by 30 days, to 20 October 2006.

While all other conditions for the completion of the BCR privatisation have been fulfilled and the Chamber of Deputies of the Romanian Parliament last week voted in favour of passing the Government Ordinance relating to the BCR privatisation into law, a group of opposition senators challenged the constitutionality of this Government Ordinance. Their challenge is based on the claim that the Government, by passing the Ordinance, has exceeded its remit, and that the issues regulated by this Ordinance should have been approved by way of an organic law.

The Romanian Constitutional Court is considering the challenge under an accelerated procedure and is expected to take a decision shortly.

With the current deadline for completion of the BCR privatisation expiring on 21 September 2006, an extension of the deadline by 30 days is therefore technically necessary. With all other conditions being fulfilled, completion is anticipated to go ahead at the earliest possible date following the expected favourable decision of the Constitutional Court and subsequent promulgation and publication of the privatisation law.

For more information, please contact:
Erste Bank, Investor Relations
Graben 21, 1010 Vienna, Austria, Fax: ++43 (0) 5 0100 Ext. 13112
Gabriele Werzer, Tel. +43 (0) 5 0100 Ext. 11286, E-mail: gabriele.werzer@erstebank.at
Thomas Sommerauer, Tel. +43 (0) 5 0100 Ext. 17326, E-mail: thomas.sommerauer@erstebank.at
Josef Kerekes, Tel. +43 (0) 5 0100 Ext. 16878, E-mail: josef.kerekes@erstebank.at

This release is also available on our website at http://www.erstebank.com/investorrelations in the news section.

ERSTE BANK
ERSTE BANK DER OESTERREICHISCHEN SPARKASSEN AG

Graben 21
1010 Wien
Tel.: +43 (0)5 0100 - DW
Fax: +43 (0)5 0100 9 - 10100

Firmensitz Wien
Gerichtsstand Wien
FB-Nr. 33209 m
DVR 0031313, BLZ 20111

RECEIVED
2006 SEP 20 A 10:32
OFFICE OF INTERNATIONAL CORPORATE FINANCE

FAX-ÜBERMITTLUNG/TRANSMISSION

Absender/From		Empfänger/To	
Firma	Erste Bank	Firma	SEC
Abteilung/Firma dept.	Investor Relations	Abteilung/Firma dept.	Office of International Corporate Finance
Mitarbeiter/ attn.		Mitarbeiter/ attn.	Paul Dudek
Telefon	+43 (0)5 0100 - 17693	Fax	+1 202 772 9207
Fax	050100 9 - 13112		
E-Mail	investor.relations@erstebank.at		

Sie erhalten
Transmission consists of

Seite(n) einschließlich dieser.
page(s) including this.

SUPPL

Nachricht/Message

Erste Bank, Commission file no. 82-5066
"Rule 12g3-2 promulgated under the Securities Exchange Act 1934, paragraph (b)(1)(i)"

Please find attached an Erste Bank investor release.

Kind regards

IR Team
Erste Bank der oesterreichischen Sparkassen AG
OE 397/Investor Relations

A-1010 Wien, Milchgasse 1
Phone: + 43 (0) 50 100 - 17693
Fax: + 43 (0) 50 100 - 913112
mailto:investor.relations@erstebank.at
http://www.erstebank.at/ir

Datum/Date: **20.09.2006**

ERSTE BANK

INVESTOR INFORMATION

Vienna, 20 September 2006

Challenge of BCR Privatisation Law in the Romanian Constitutional Court delays Completion of Banca Comerciala Romana (BCR) Transaction

At its regular meeting today, the Government of Romania is expected to take a decision to extend the deadline for the completion of the privatisation of Banca Comerciala Romana ("BCR") by 30 days, to 20 October 2006.

While all other conditions for the completion of the BCR privatisation have been fulfilled and the Chamber of Deputies of the Romanian Parliament last week voted in favour of passing the Government Ordinance relating to the BCR privatisation into law, a group of opposition senators challenged the constitutionality of this Government Ordinance. Their challenge is based on the claim that the Government, by passing the Ordinance, has exceeded its remit, and that the issues regulated by this Ordinance should have been approved by way of an organic law.

The Romanian Constitutional Court is considering the challenge under an accelerated procedure and is expected to take a decision shortly.

With the current deadline for completion of the BCR privatisation expiring on 21 September 2006, an extension of the deadline by 30 days is therefore technically necessary. With all other conditions being fulfilled, completion is anticipated to go ahead at the earliest possible date following the expected favourable decision of the Constitutional Court and subsequent promulgation and publication of the privatisation law.

For more information, please contact:
Erste Bank, Investor Relations
Graben 21, 1010 Vienna, Austria, Fax: ++43 (0) 5 0100 Ext. 13112
Gabriele Werzer, Tel. +43 (0) 5 0100 Ext. 11286, E-mail: gabriele.werzer@erstebank.at
Thomas Sommerauer, Tel. +43 (0) 5 0100 Ext. 17326, E-mail: thomas.sommerauer@erstebank.at
Josef Kerekes, Tel. +43 (0) 5 0100 Ext. 16878, E-mail: josef.kerekes@erstebank.at

This release is also available on our website at http://www.erstebank.com/investorrelations in the news section.